LifeSci Capital LLC

Report Pursuant to Rule 17a-5 (d)
Financial Condition
For the Year Ended December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69305

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LifeSci Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 W 55th Street, Suite 16B
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C Bender	646.290.7248	sbender@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

October 16, 2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven C Bender, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LifeSci Capital LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Financial & Operations Principal

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

State of Florida
County of Pinellas
The foregoing instrument was acknowledged before me by means of ☑ physical presence OR ☐ online notarization
this 14th day of February, 2022,
by Steven (Christopher) Bender SR.

(Signature of Notary Public)

Rian Fehrman
(Print Name of Notary Public)

Personally known ☐ OR produced identification ☑
Type of Identification Produced Florida Driver's License

In reference to Oath or Affirmation documents provided.

Notary Public State of Florida
Rian Adam Fehrman
My Commission GG 363648
Expires 08/07/2023

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of LifeSci Capital LLC;

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LifeSci Capital LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 28, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

LIFESCI CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS	
Cash and cash equivalents	$ 15,528,497
Accounts receivable	988,359
Commission receivable	3,856,812
Accounts at clearing broker	522,897
Due from affiliate	343,000
Prepaid expenses and other assets	195,423
TOTAL ASSETS	**$ 21,434,988**
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 3,105,044
Due to affiliate	3,283,456
Total liabilities	**6,388,500**
Members' equity	
Members' equity	15,046,488
Total members' equity	**15,046,488**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 21,434,988**

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lifesci Capital LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was organized on March 14, 2013 in the State of New York and engages in the investment banking, mergers & acquisitions advisory services, sale of hedge funds and other private funds, and research.

Basisof Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Investment banking income, due but not yet received, that is expected to be collected within one year is recorded at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes

The Company is a multiple member LLC and is treated as a partnership for income tax purposes. The operating results of the Company are passed through to its members. Therefore, no provision or liability for federal income taxes has been included in the financial statements. As of December 31, 2021, tax years 2018, 2019 and 2020 are subject to examination by the tax authorities. The Company has evaluated its current tax positions and has concluded that as of December 31, 2021, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

The Company is liable for State taxes and Unincorporated Business Tax (UBT) on revenues generated in the State of New York. On account of both the state tax and UBT, a sum of $286,892 is included in other operating expenses for the year ended December 31, 2021.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT ING POLICIES

Use ofEstimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases

The Company shares its office space with LifeSci Advisors ("Advisors" or "Affiliate") under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 482. The Company records shared expenses monthly as billed.

Underwriting Income

The Company provides a full range of capital markets and financial advisory services. Capital markets services include underwriting and private placement agent services in both equity and debt capital markets, including private equity placements, initial public offerings and secondary offerings. Underwriting and placement agent revenues are recognized at a point in time on trade date, as the client obtains the control and benefit of the capital markets offering at that point.

Investment Banking

The Company earns fees from investment banking and private placement fees. The Company recognizes these revenues as its associated performance obligations are completed, in accordance with terms of written engagement agreements with customers. These agreements provide for various billing arrangements such as on-going retainers and transaction success fees. There were no open contracts for the year ended December 31, 2021.

Success fees are recognized upon the underlying transaction, at which point the Company's performance obligations have been completed; the transaction price is known or estimable; and the collection is reasonably assured.

Retainers are non-refundable and generally recognized in the period when billed, which corresponds to the Company's completion of its performance obligations.

2) RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "ESA") dated March 11, 2014, Advisors provides certain support services for the Company including, among others, employee compensation, office space, office supplies, and communications in the normal course of business. The Company pays a monthly fee in relation to the ESA. For the year ended December 31, 2021, fees charged by Advisors totaled $2,775,420.

During the year ended December 31, 2021, the Company received income from LifeSci Ventures totalling $8,711, included in commission income-related party. The due from affiliate at December 31, 2021, consisted of $343,000 due from LifeSci Investments and the Affiliate. The due to affiliate of $3,288,456 is due to Advisors. All affiliates are related by common ownership. All receivables and payable are non-interest bearing and due on demand. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

3) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2021, the Company maintained $15,278,497 in excess of the insured balances. The Company has not experienced any losses in such accounts and believes its financial balances are on deposit with financially stable institutions.

The Company engages in various investment banking services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

4) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $9,662,894 which is $9,236,994 in excess of required net capital of $425,900. The Company's net capital ratio at December 31, 2021 is 0.66 to 1.

5) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

6) COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

7) COMMITMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2021, or during the year then ended.

8) COVID 19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustainable period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted. Accordingly, there are no adjustments in these financial statements to reflect this uncertainty.

9) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("the FASB") has established for Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting account principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements has either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

10) SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.